Table 1
NI 51-101
Summary of Oil and Gas Reserves
as of June 30, 2006
Forecast Prices and Costs

Reserves

Reserve Category	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Coalbed Methane		Natural Gas Liquids	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved										
Developed Producing	14	11	0	0	1,107	914	0	0	23	17
Developed Non-Producing	0	0	0	0	36	51	0	0	0	0
Undeveloped	0	0	0	0	0	0	0	0	0	0
Total Proved	**14**	**11**	**0**	**0**	**1,142**	**965**	**0**	**0**	**23**	**17**
Probable	13	10	0	0	732	573	0	0	12	8
Total Proved Plus Probable	**26**	**21**	**0**	**0**	**1,875**	**1,538**	**0**	**0**	**36**	**25**

Reference: Item 2.2(1) of Form 51-101F1

Table 2 NI 51-101 Summary of Net Present Values of Future Net Revenue as of June 30, 2006 Forecast Prices and Costs									
Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)				
Reserves Category	**0** **(M$)**	**5** **(M$)**	**10** **(M$)**	**15** **(M$)**	**20** **(M$)**	**0** **(M$)**	**5** **(M$)**	**10** **(M$)**	**15** **(M$)**	**20** **(M$)**
Proved										
Developed Producing	6,425	5,192	4,424	3,897	3,512	6,425	5,192	4,424	3,897	3,512
Developed Non-Producing	190	170	154	141	130	190	170	154	141	130
Undeveloped	154	125	105	91	81	154	125	105	91	81
Total Proved	**6,769**	**5,487**	**4,683**	**4,129**	**3,722**	**6,769**	**5,487**	**4,683**	**4,129**	**3,722**
Probable	4,292	2,969	2,278	1,860	1,579	4,292	2,969	2,278	1,860	1,579
Total Proved Plus Probable	**11,061**	**8,456**	**6,961**	**5,989**	**5,301**	**11,061**	**8,456**	**6,961**	**5,989**	**5,301**

Reference Item 2.2(2) of Form 51-101F1

Notes:

- NPV of FNR include all resource income:
    - Sale of oil, gas, by-product reserves
    - Processing third party reserves
    - Other income

- Income Taxes
    - Includes all resource income
    - Apply appropriate income tax calculations
    - Include prior tax pools

Reserves Category	Revenue (M$)	Royalties (M$)	Opera-ting Costs (M$)	Develop-ment Costs (M$)	Well Abandon-ment / Other Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Table 3 **NI 51-101** **Total Future Net Revenue** **Undiscounted** **as of June 30, 2006** **Forecast Prices and Costs**								
Proved	11,772	1,843	2,710	101	348	6,769	0	6,769
Proved Plus Probable	19,402	3,116	4,587	226	411	11,061	0	11,061

Reference Item 2.2(3)(b) of Form 51-101F1

Table 4 NI 51-101 Net Present Value of Future Net Revenue by Production Group as of June 30, 2006 Forecast Prices and Costs		
Reserves Category	**Production Group**	**Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)**
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	324
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	4,118
	Coalbed Methane (including associated by-products)	0
Proved Plus		
Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	639
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	5,935
	Coalbed Methane (including associated by-products)	0

Reference Item 2.1(3)(c) of Form 51-101F1

Table 5
NI 51-101
Summary of Pricing and
Inflation Rate Assumptions
as of June 30, 2006
Forecast Prices and Costs

Year	Oil			Natural Gas[1] AECO Gas Prices ($Cdn/MMBtu)	Pentanes Plus FOB Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/bbl)	Inflation Rate[2] (%/Yr)	Exchange Rate[3] ($US/$Cdn)
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)					
Historical								
2001	25.94	39.06	31.56	6.23	42.46	27.93	2.0	0.646
2002	26.09	40.12	35.46	4.04	40.80	25.39	2.7	0.637
2003	31.14	43.23	37.53	6.66	44.16	34.55	2.5	0.716
2004	41.42	52.91	45.72	6.87	53.91	41.37	1.3	0.770
2005	56.46	69.29	57.36	8.58	69.13	45.20	1.6	0.826
Forecast								
2006	72.19	81.51	65.21	7.19	83.48	55.89	2.3	0.870
2007	73.57	83.10	66.48	9.24	85.11	55.75	2.5	0.870
2008	62.60	70.47	58.49	9.36	72.18	47.27	2.5	0.870
2009	50.19	56.20	48.33	7.66	57.55	37.70	2.5	0.870
2010	47.76	53.38	45.91	7.37	54.67	35.81	1.5	0.870
Thereafter	Various Escalation Rates							

(1) This summary table identifies benchmark reference pricing schedules that might apply to a *reporting issuer*.
(2) Inflation rates for forecasting prices and costs.
(3) Exchange rates used to generate the benchmark reference prices in this table.

Notes:
Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

Sproule

Table 6
NI 51-101
Summary of Oil and Gas Reserves
as of June 30, 2006
Constant Prices and Costs

Reserves

Reserve Category	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Coalbed Methane		Natural Gas Liquids	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved										
Developed Producing	17	13	0	0	1,069	886	0	0	23	17
Developed Non-Producing	0	0	0	0	0	24	0	0	0	0
Undeveloped	0	0	0	0	0	0	0	0	0	0
Total Proved	**17**	**13**	**0**	**0**	**1,069**	**910**	**0**	**0**	**23**	**17**
Probable	14	11	0	0	683	536	0	0	12	8
Total Proved Plus Probable	**31**	**25**	**0**	**0**	**1,752**	**1,446**	**0**	**0**	**35**	**25**

Reference: Item 2.2(1) of Form 51-101F1

	Net Present Values of Future Net Revenue									
	Before Income Taxes **Discounted at (%/Year)**					**After Income Taxes** **Discounted at (%/Year)**				
Reserves Category	**0** **(M$)**	**5** **(M$)**	**10** **(M$)**	**15** **(M$)**	**20** **(M$)**	**0** **(M$)**	**5** **(M$)**	**10** **(M$)**	**15** **(M$)**	**20** **(M$)**
Proved										
Developed Producing	4,425	3,550	3,000	2,622	2,346	4,425	3,550	3,000	2,622	2,346
Developed Non-Producing	97	87	78	72	66	97	87	78	72	66
Undeveloped	109	87	73	63	55	109	87	73	63	55
Total Proved	**4,630**	**3,724**	**3,151**	**2,756**	**2,467**	**4,630**	**3,724**	**3,151**	**2,756**	**2,467**
Probable	2,928	2,059	1,584	1,289	1,087	2,928	2,059	1,584	1,289	1,087
Total Proved Plus Probable	**7,559**	**5,783**	**4,735**	**4,045**	**3,554**	**7,559**	**5,783**	**4,735**	**4,045**	**3,554**

Table 7
NI 51-101
Summary of Net Present Values of
Future Net Revenue
as of June 30, 2006
Constant Prices and Costs

Reference Item 2.2(2) of Form 51-101F1

Notes:

- NPV of FNR include all resource income:
    - Sale of oil, gas, by-product reserves
    - Processing third party reserves
    - Other income

- Income Taxes
    - Includes all resource income
    - Apply appropriate income tax calculations
    - Include prior tax pools

Table 8
NI 51-101
Total Future Net Revenue
Undiscounted
as of June 30, 2006
Constant Prices and Costs

Reserves Category	Revenue (M$)	Royalties (M$)	Opera-ting Costs (M$)	Develop-ment Costs (M$)	Well Abandon-ment / Other Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved	8,467	1,350	2,234	0	252	4,630	0	4,630
Proved Plus Probable	13,832	2,189	3,669	125	290	7,559	0	7,559

Reference Item 2.2(3)(b) of Form 51-101F1

Table 9 NI 51-101 Net Present Value of Future Net Revenue by Production Group as of June 30, 2006 Constant Prices and Costs		
Reserves Category	**Production Group**	**Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)**
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	496
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	2,446
	Coalbed Methane (including associated by-products)	0
Proved Plus		
Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	942
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	3,444
	Coalbed Methane (including associated by-products)	0

Reference Item 2.1(3)(c) of Form 51-101F1

Table 11
NI 51-101
Reconciliation of Company Net Reserves (After Royalty)
by Principal Product Type
as of June 30, 2006
Forecast (Escalated) Prices and Costs

Factors	Light and Medium Oil*			Heavy Oil			Associated and Non-Associated Gas		
	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
June 30, 2005	21.4	17.9	39.3	-	-	-	440	385	824
Extensions	2.6	0.5	3.1	-	-	-	87	15	102
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	8.7	(0.8)	7.9	-	-	-	21	(35)	(14)
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	1.2	0.9	2.1	-	-	-	498	213	712
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(6.0)	-	(6.0)	-	-	-	(63)	-	(63)
June 30, 2006	27.9	18.5	46.4	-	-	-	983	578	1,561

* Light and Medium Oil includes Natural Gas Liquids.

Reference: Item 4.1 of *Form 51-101F1*

Sproule

Form 51-101F2

Report on Reserves Data
by Independent Qualified Reserves Evaluator or Auditor

Report on Reserves Data

To the Board of Directors of EnerNorth Industries Inc. (the "Company"):

1. We have evaluated the Company's Reserves Data as at June 30, 2006. The reserves data consist of the following:

    (a)   (i) proved and proved plus probable oil and gas reserves estimated as at June 30, 2006 using forecast prices and costs; and

           (ii) the related estimated future net revenue; and

    (b)   (i) proved oil and gas reserve quantities were estimated as at June 30, 2006 using constant prices and costs; and

           (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

    We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.   Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.   The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of June 30, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% Discount Rate)			
			Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total (M$)
Sproule	Evaluation of the P&NG Reserves of EnerNorth Industries Inc., as of June 30, 2006, prepared August to September 2006	Canada				
Total			**Nil**	**6,961**	**Nil**	**6,961**

5.   In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6.   We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.   Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Sproule

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
September *21*, 2006

Original Signed by Jim Hudson

_____

James D. Hudson, R.P.T. (Eng.)
Shareholder

Original Signed by M. Maughan

_____

Michael W. Maughan, C.P.G., P.Geol.
Vice-President, Geoscience

Original Signed by H. Helwerda

_____

Harry J. Helwerda, P.Eng.
Senior Vice-President, Engineering

ENERNORTH INDUSTRIES INC.
FORM 51-101F3
STATEMENT OF RESERVES DATA
REPORT OF MANAGEMENT AND DIRECTORS
September 25, 2006

Management of EnerNorth Industries Inc. ("the Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at June 30, 2006 using forecast prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at June 30, 2006 using constant prices and costs; and
(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Petroleum and Natural Gas Reserve Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation;

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Petroleum and Natural Gas Reserve Committee of the board of directors has reviewed the Company's procedure for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.

The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

"SANDRA J. HALL"	"JAMES C. CASSINA"
Sandra J. Hall, President and Director	James C. Cassina, Chairman and Director
"HAGEN GOCHT"	"IAN DAVEY"
Hagen Gocht, Director	Ian Davey, Director
"MILTON KLYMAN"	"RAMESH K. NAROOLA"
Milton Klyman, Director	Ramesh K. Naroola, Director

September 25, 2006